UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                           (Amendment No.   1   )*
                                         -------



                          AMCON Distributing Company
                 --------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                 --------------------------------------------
                        (Title of Class of Securities)


                                   0234IQ106
                              ------------------
                                (CUSIP Number)

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP NO. 0234IQ106
          ---------

 (1)   Name of reporting person(s)   Mark A. Wright
                                  ---------------------------------------------
       S.S. or I.R.S. identification nos. of above persons   ###-##-####
                                                          ---------------------

(2)    Check the appropriate box if a member of a          (a) / /
       group (SEE INSTRUCTIONS)                            (b) / /

(3)    SEC USE ONLY


(4)    Citizenship or place of organization     USA
                                            -----------------------------------

Number of shares beneficially owned by each reporting person with:

 (5)   Sole voting power             294,211
                        -------------------------------------------------------

 (6)   Shared voting power                 0
                          -----------------------------------------------------

 (7)   Sole dispositive power        294,211
                             --------------------------------------------------

 (8)   Shared dispositive power            0
                               ------------------------------------------------

 (9)   Aggregate amount beneficially owned by each reporting person    294,211
                                                                    -----------

(10)   Check if the aggregate amount in row (9) excludes certain shares     / /
       (SEE INSTRUCTIONS)

(11)   Percent of class represented by amount in row (9)     12.0%
                                                        -----------------------

(12)   Type of reporting person (SEE INSTRUCTIONS)            IN
                                                  -----------------------------


ITEM 1(a). NAME OF ISSUER

AMCON Distributing Company

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

10228 "L" Street
Omaha, Nebraska 68127

ITEM 2 (a). NAME OF PERSON FILING

Mark A. Wright

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

530 Via De LaValle, Unit A
Solana Beach, CA 92075


ITEM 2 (c). CITIZENSHIP:   USA

ITEM 2 (d). TITLE OF CLASS OF SECURITIES

Common Stock, par value $.01 per share

ITEM 2. (e). CUSIP No.: 0234IQ106

ITEM 3. STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B)

Not applicable

ITEM 4. OWNERSHIP

(a)     Amount Beneficially Owned:     294,211

(b)     Percent of Class                  12.0%

      Number of shares as to which such person has:

        (I)   sole power to vote or to direct the vote  294,211
                                                      ---------

        (ii)  shared power to vote or to direct the vote      0
                                                        -------

        (iii) sole power to dispose or to direct the disposition of   294,211
                                                                    ---------

        (iv)  shared power to dispose or to direct the disposition of       0
                                                                     --------

     INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6. OWNERSHIP OR MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10. CERTIFICATION

Not Applicable

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1997               Mark A. Wright
     ----------------------------     -----------------------------------------
                                      (Signature)
                                      Mark A. Wright
                                      -----------------------------------------
                                      (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.